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                  RENTAL SERVICE CORPORATION TO BE ACQUIRED BY
                ATLAS COPCO IN $29.00 PER SHARE CASH TENDER OFFER

SCOTTSDALE, AZ -- June 28, 1999 -- Rental Service Corporation (NYSE: RSV) ("RSC") today announced that it has entered into a definitive merger agreement with Atlas Copco North America Inc., a U.S. subsidiary of Swedish-based Atlas Copco AB, pursuant to which Atlas Copco North America will acquire all of the outstanding shares of RSC's common stock for $29.00 per share in cash, or a total of approximately $730 million.

In accordance with the terms of the merger agreement, a wholly owned subsidiary of Atlas Copco North America will promptly commence a tender offer for all outstanding shares of RSC's common stock at a purchase price of $29.00 per share in cash. Following the completion of the tender offer, subject to the terms and conditions of the merger agreement, the parties will effect a second-step merger in which all shares not purchased in the tender offer will be converted into the right to receive $29.00 in cash.

RSC's Board of Directors has approved the merger agreement and the transactions contemplated by the merger agreement, including the Atlas Copco offer and the merger, and has determined that the Atlas Copco offer and the merger are fair to and in the best interests of RSC's stockholders. Accordingly, RSC's Board of Directors has determined to recommend that RSC's stockholders tender their shares in the Atlas Copco offer. RSC's financial advisors, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, have each delivered their written opinions to RSC's Board of Directors to the effect that the consideration to be received by RSC's stockholders pursuant to the merger agreement is fair to RSC's stockholders from a financial point of view.

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John M. Sullivan, Chairman of the Executive Committee of RSC's Board of
Directors, said, "We are pleased with this merger agreement. For our stockholders, this transaction provides an extremely attractive opportunity to realize significant value for their shares. Specifically, the Atlas Copco offer represents a 27 percent premium over the $22.75 per share being offered in United Rentals' tender offer. For our employees, the merger provides the potential for expanding career opportunities as part of a major worldwide organization."

The Atlas Copco offer will be conditioned upon the tender of a majority of RSC's outstanding common stock on a fully diluted basis and other customary conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The offer is not subject to a financing condition.

After the transaction is completed, RSC is expected to operate as a separate division in Atlas Copco's rental service business area under the leadership of current RSC management with its headquarters in Scottsdale, Arizona.

Atlas Copco North America Inc. is the owner of North American companies such as Prime Service, Inc., with 182 locations, Milwaukee Electric Tool Company, and Chicago Pneumatic Tool Company. The Atlas Copco Group, based in Stockholm, is an international group of companies which manufactures compressors, construction and mining equipment, power tools, assembly systems and motion control products. With revenues of $4.176 billion in 1998, it has nearly 24,000 employees, of which more than 7,000 are in North America.

Rental Service Corporation is a leader in the rapidly growing equipment rental industry, serving the needs of a wide variety of industrial, manufacturing and construction markets. Headquartered in Scottsdale, Arizona, RSC operates 272 locations throughout the United States and Canada.


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Contacts:

MEDIA:                                      INVESTORS:

Kekst and Company                           MacKenzie Partners
Thomas Davies or David Kronfeld             Daniel H. Burch/Mark H. Harnett
(212) 521-4800                              (212) 929-5548/(212) 929-5877

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